News Release
TSX:RMX | NYSE AMEX:RBY October 20, 2011

Rubicon Minerals Announces Grid Power Connection
to Phoenix Gold Project, Red Lake Ontario

Rubicon Minerals Corporation (TSX: RMX, NYSE-AMEX: RBY) (the “Company”) is pleased to announce that it has turned on its first grid power allocation (up to 5.3MW) from Hydro One today at the Phoenix Gold Project.  The Company has completed its power line connection and infrastructure, and has obtained the requisite approvals and agreements from adjacent surface rights holders.

“Accessing grid power represents a major milestone in the further development of the Phoenix Gold Project.  Hydro-electric grid power will now replace and increase our power capabilities compared to existing diesel power, giving us significant cost savings and enabling us to use environmentally friendly, cleaner power. The ability to readily access grid power underscores the advantage of the project being situated in the heart of the established Red Lake gold district” said Claude Bouchard, VP Operations.

Rubicon Minerals Corporation is an exploration and development company focused on developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-19   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1-866-365-4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.